August 20, 2019

Nancy Tower
Chief Executive Officer
Tampa Electric Company
702 N Franklin Street
Tampa, FL 33602

       Re: Tampa Electric Company
           Registration Statement on Form S-3
           Filed August 16, 2019
           File No. 333-233336

Dear Ms. Tower:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products